82-34672

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.


03022869

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

June 11, 2003


PROCESSING
JUN 1 6 2003
187
SECTION
PROCESSED
JUN 24 2003
THOMSON FINANCIAL
SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 9, 2003 Notification of Change in Shareholding of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.



By: Christopher C. Roberts

Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:061003
18031915-14.doc



REG-Electrocomponents Holding(s) in Company

RNS Number:0933M
Electrocomponents PLC
09 June 2003

Notification of Change in Shareholding of Substantial Shareholder

The Company received notification today (9 June 2003) that effective from 4 June 2003 and in accordance with the Companies Act 1985 (as amended), Barclays PLC have a notifiable interest in 13,634,851 Ordinary Shares of 10p each in the Company ("shares") which represents 3.13% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are held on behalf of the following legal entities:

Legal Entities	Shares
Barclays Global Investors Ltd	7,355,952
Barclays Nikko Global Investors Ltd	158,921
Barclays Life Assurance Co Ltd	649,106
Barclays Global Investors Japan Trust	513,674
Barclays Global Investors Australia Ltd	86,340
Barclays Global Fund Advisors	319,592
Barclays Capital Securities Ltd	139,981
Barclays Global Investors Japan	9,702
Barclays Global Investors, N.A.	4,401,583

CARMELINA CARFORA
Group Company Secretary
9 June 2003

END

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